575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Gregory E. Xethalis gregory.xethalis@kattenlaw.com 212.940.8587 direct 212.894.5578 fax

April 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

IndexIQ ETF Trust

Registration Nos.: 333-152915 and 811-22227

Response to Oral Comments

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 25 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 26 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Fastest Growing Companies ETF

IQ Innovation Leaders ETF

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). This exhibit-only Amendment completes Post-Effective Amendment No. 24 under the 1933 Act and Amendment No. 25 under the 1940 Act. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on April 9, 2013 and April 17, 2013, we have responded supplementally below and with the Amendment. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

In the following discussion, we have summarized the Staff’s oral comments in bold and provided the Trust’s response immediately thereafter. Page numbers referenced below are to the prospectus pages contained in the Prior Amendment. The comments have been numbered for convenience.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

U.S. Securities and Exchange Commission

April 23, 2013

PROSPECTUS

Fees and Expenses Table (Pages 3-4, 8-9)

1. Please complete the table for Annual Fund Operating Expenses and the Expense Example.

All information previously missing has been included in the Amendment.

Principal Investment Strategies (Pages 4, 9)

2. Please move to another portion of the registration statement the parenthetical that excludes collateral held in connection with the Funds’ securities lending program from the 80% calculation of investment of the Fund’s net assets.

The suggested disclosure revision has been made.

Eligible Universe of Components (Pages 4)

3. Please reword the third bullet point so as to clarify what is meant by being ranked within the “top 500 largest U.S. public companies by sales.”

The suggested disclosure revision has been made, clarifying that the language intends to relate to the U.S. public companies ranking among the top 500 in sales.

Screening Criteria (Pages 4-5, 9-10)

4. Please reorder the screening criteria such that the characteristics for selection in the Fund (e.g., “Sales growth”) appear before and have greater prominence than the factors that establish the eligible universe of companies (e.g., market cap).

The suggested disclosure revision has been made.

5. Please explain what constitutes “Total return” and why “Total return” is an appropriate screening criteria for selecting “Fastest Growing Companies”.

“Total return” is measured by price change in the portfolio (i.e., appreciation in the value of shares), plus dividends paid, if any. Including total return as a factor helps to differentiate companies within the growth universe that are being positively rewarded by the market for their growth in the sense that investors are driving up the total return by buying more shares (and vice versa).

U.S. Securities and Exchange Commission

April 23, 2013

6. Please explain why the screening criteria disclosed in the Prospectus are appropriate screening criteria for selecting “Innovation Leaders”.

The first factor is “sales growth”, or identifying companies that are growing (i.e., strong, innovative companies tend to be high growth, particularly in terms of top-line or sales growth). The primary goal of innovative companies is to increase revenue, so sales growth is an important metric to measure if innovation is positively affecting revenue.

The second factor is “research and development expense / total assets”, or identifying companies that are invested in research and development to develop new technologies and/or processes to drive future growth (i.e., innovative companies tend to be tech-oriented and heavily invested in research and development to gain competitive advantage). To make the metric comparable across different sized companies, we scale the R&D expense by total assets.

The third factor is “retained earnings / sales”, or identifying companies that are reinvesting their profits back into their business rather than distributing them to shareholders (i.e., innovative companies tend to reinvest to develop new strategies for future growth rather than simply generating a near-term financial return to shareholders). Companies with few attractive internal growth opportunities will often pay out earnings in the form of dividends or engage in share buybacks. However, if a company has a more attractive use for the capital internally, it will retain the earnings. These retained earnings become the capital that is used to engage in R&D and other activities that drive innovation. As with R&D, we scale the retained earnings by sales to make the metric comparable across different sized companies.

The fourth factor is “capital expenditures / total assets”, or identifying companies that are buying new, or enhancing existing, fixed assets in order to generate future (beyond the taxable year) benefits for the company (i.e., innovative companies tend to reinvest in assets to drive future growth). Capital spending is another important activity for companies that want to innovate. These expenditures can take the form of new physical equipment or enhanced processes that can enable a firm to implement its innovations. As with R&D and retained earnings, we scale the capital expenditures by total assets to make the metric comparable across different sized companies.

The fifth factor is “intangible assets / total assets”, or identifying companies that are invested in intellectual property and other “intangible assets,” as represented on company balance sheets (i.e., innovative companies tend to be tech-oriented and heavily invested in these intangible assets to gain competitive advantage). Patents and other intangible assets are often the indicators of highly innovative companies. Companies may capture the value from patents in net intangibles on the balance sheet. As with R&D, retained earnings and cap ex, we scale the net intangibles by total assets to make the metric comparable across different sized companies.

U.S. Securities and Exchange Commission

April 23, 2013

Total Return Swap Coverage (Page 17)

7. Please provide through correspondence an explanation of how a Fund satisfies its asset coverage requirements under Section 18 with respect to any total return swaps entered into by it.

As set forth in the compliance manual approved by the Trust’s Board of Trustees as a part of the Trust’s compliance program, where a series of the Trust enters into a total return swap,

the Portfolio must establish a segregated account (not with a swap counterparty) containing cash or liquid assets in an amount equal to the daily mark-to-market value of the total return swap. To the extent a Portfolio has multiple total return swaps, it may net the profits and losses of the individual swaps against each other for the purposes of determining the net mark-to-market exposure of the total return swap(s) in the Portfolio.

By segregating in a segregated account with a party other than a swap counterparty the full mark-to-market value of the total return swap, the Trust fulfills its obligations under Section 18 and in accordance with Investment Company Act Release No. 10666 and more recent guidance.

The filing of the Amendment is made pursuant to Rule 485(b) promulgated under the 1933 Act. The Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

Please do not hesitate to contact me at (212) 940-8587 or Kathleen Moriarty at (212) 940-6304 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Gregory E. Xethalis

Gregory E. Xethalis

cc(w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. David Fogel Mr. Gregory D. Bassuk